WAUWATOSA HOLDINGS, INC.
11200 West Plank Court
Wauwatosa, Wisconsin 53226
(414) 258-5880
August 9, 2005
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W.
Washington DC 20002
Attention: Mr. William C-L Friar

Re:	Wauwatosa Holdings, Inc. Registration Statement on Form S-1 (No. 333-125715) Acceleration Request
Ladies and Gentlemen:
     Wauwatosa Holdings, Inc. hereby requests that its above referenced Registration Statement on Form S-1, as amended by Amendment No. 2, be made effective at 3:00 p.m., Eastern Time, on Thursday, August 11, 2005, or as soon thereafter as is practicable, subject to confirmation by telephone to our counsel Hoyt R. Stastney at Quarles & Brady LLP at 414-277-5143.

Very truly yours, WAUWATOSA HOLDINGS, INC.
By:	/s/ Richard C. Larson
Richard C. Larson
Chief Financial Officer

cc: Hoyt R. Stastney, Esq.